Axium Pharmaceuticals, Inc.

265 Eastchester Drive,

Suite 133

High Point, NC 27262

December 28, 2017

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axium Pharmaceuticals Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed December 13, 2017 File No. 333-220076

Dear Sir or Madam:

Please see below our responses to your letter dated December 28, 2017:

Part II – Information not Required in Prospectus, page II-1

Comment 1: Please re-locate your financial statements so that they precede Part II of your registration statement.

Response 1. The Registration Statement has been revised accordingly.

Exhibits

Comment 2. Please revise your Exhibit 23.2 to include a currently signed and dated consent letter from your auditor.

Response 2. The Registration Statement has been revised accordingly.

Sincerely,

/s/ Anthony Harrelson

Anthony Harrelson, CEO